Exhibit 99.1

YM BIOSCIENCES PARTNER, ONCOSCIENCE AG, REPORTS UPDATE OF PEDIATRIC BRAIN CANCER DATA

- Nimotuzumab (Theraloc;TheraCIM h-R3) Phase II results awarded best poster prize at the 37th congress of the International Society of Paediatric Oncology -

MISSISSAUGA, Canada - September 27, 2005 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), the cancer product development company, today announced that updated data from a Phase II monotherapy trial of nimotuzumab in children with resistant or relapsed high-grade gliomas (brain cancers) were reported in a poster presented on September 23rd, 2005 at the 37th Congress of The International Society of Paediatric Oncology in Vancouver, Canada. Nimotuzumab produced cytotoxic efficacy and evidence of survival benefit in children with heavily pretreated relapsed high grade gliomas, especially those with diffuse, intrinsic pontine glioma.

The presentation updated data originally contained in a press release by YM BioSciences issued on February 28th, 2005 that described results in 17 evaluable children. The updated data now includes results from 34 children of which 27 were evaluable at an eight week assessment. The trial design evaluates the children after eight weeks (induction) of therapy and after week 21 (consolidation) of therapy.

Nine of the 27 patients evaluable following induction had brain-stem (diffuse intrinsic pontine) glioma, a treatment-resistant tumor. In the nine evaluable patients with pontine glioma, five demonstrated clinical benefit at week eight; four with Stable Disease (SD) and one with Partial Response (PR). At the same time-point, three of the 18 remaining patients diagnosed with high grade gliomas (grades III/IV) were assessed with clinical benefit (SD) at week eight.

Of the five patients (all pontine gliomas) who went on to complete the consolidation period of five months of treatment, two who were evaluated at induction with SD are now assessed as PR.

Survival in the eight patients who derived clinical benefit post-induction is as follows:
	Pontine Glioma	Other High-Grade Gliomas
Months of Survival	15.5+; 14+; 11; 10; 3+	11+; 2.5; 8+
[+ remains alive]

Median survival of the children who did not respond to nimotuzumab was 1.3 months.

The conclusions of the presentation were:

•	Nimotuzumab has cytotoxic efficacy in heavily pretreated relapsed high grade gliomas, especially in diffuse, intrinsic pontine glioma.

•	Repeated application of nimotuzumab is well tolerated and safe; no severe hematological or non-hematological side effects were reported.

•	High quality of life with long intervals of home care, attending the school or kindergarten.

•	A phase III study on the effectiveness of nimotuzumab in newly diagnosed intrinsic pontine glioma concomitant with radiotherapy in children and adolescents is planned.

“This study demonstrated the strong anti-tumour activity of nimotuzumab in the absence of the toxicities, namely rash and diarrhea, normally associated with other drugs in this class,” said Dr. Paul Keane, Director of Medical Affairs at YM BioSciences.

The poster presentation was awarded best poster prize at the conference in the section "Experimental Therapeutics". Posters were judged based on scientific merit, visual presentation and the potential significance of the clinical research.

About Oncoscience AG
Oncoscience AG is a private biotech company based in Germany and is focused in Oncology (Theraloc), Organ Transplantation (Lifor) and Tumor tissue banking including research in Genomics/Proteomics.

About YM BioSciences
YM BioSciences Inc. is a cancer product development company. Its lead drug, tesmilifene, is a small molecule chemopotentiator currently completing enrollment in a 700-patient pivotal Phase III trial in metastatic and recurrent breast cancer. Published results from tesmilifene’s first Phase III trial in the same indication demonstrated a substantial increase in survival for women treated with the combination of tesmilifene and chemotherapy compared to chemotherapy alone, demonstrating that tesmilifene significantly enhanced the therapeutic effect of chemotherapy. In addition to tesmilifene, the Company is developing nimotuzumab, an anti-EGFr humanized monoclonal antibody in a number of indications. YM BioSciences is also developing its anti-GnRH, anti-cancer vaccine, Norelin™, for which Phase II data have been released. In May 2005, the Company acquired DELEX Therapeutics Inc., a private clinical stage biotechnology company developing AeroLEF™, a unique inhalation delivered formulation of the established drug, fentanyl, to treat acute pain including cancer pain. This product has completed a Phase IIa trial with positive results and randomized a Phase IIb pain trial has been cleared to start. The Company also has a broad portfolio of preclinical compounds shown to act as chemopotentiators while protecting normal cells.

Except for historical information, this press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward looking statements involve risk and uncertainties, which may cause but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting.

Enquiries:

James Smith, the Equicom Group Inc.	Carolyn McEwen, YM BioSciences Inc.
Tel. +1-416-815-0700 x 229	Tel. +1-905-629-9761
Fax +1-416-815-0080	Fax +1-905-629-4959
Email: jsmith@equicomgroup.com	Email: ir@ymbiosciences.com